Cahill Gordon & Reindel LLP
                                 80 Pine Street
                            New York, New York 10005



                               September 30, 2004

                                                                  (212) 701-3053



                          Re: Z-Tel Technologies, Inc.

Ladies and Gentlemen:

     Attached for filing with the Securities and Exchange Commission (the "Commission") on behalf of Z-Tel Technologies, Inc. (the "Company"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), is Schedule TO (File No. 000-28467), with exhibits and correspondences submitted electronically via the EDGAR system, for an offer to exchange its Series D Convertible Preferred Stock, 8% Convertible Preferred Stock, Series E, and 12% Junior Redeemable Convertible Preferred Stock, Series G, for Shares of its Common Stock.

     Please call the undersigned at (212) 701-3053 should you have any questions or comments with regard to this matter.


                                          Sincerely,

                                          /s/ Jessica Faye Carter
                                          ------------------------------
                                          Jessica Faye Carter



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

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